Exhibit 99.1

Fuwei Films Receives NASDAQ Notice of Bid Price Deficiency

No Immediate Effect on Listing -- FFHL Has 180 Days to Regain Compliance

BEIJING, December 1, 2015 -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) ("Fuwei Films" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that on November 25, 2015, it received a Nasdaq Staff Deficiency Letter indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share.

Fuwei Films’ management is looking into various options available to it in order to regain compliance and ensure its continued listing on the Nasdaq. The Company intends to actively monitor the bid price for its ordinary shares between now and the end of the grace period.

According to the letter from the Nasdaq, Fuwei Films has been given a grace period of 180 calendar days, starting November 25, 2015, to regain compliance with the minimum bid price requirement. Fuwei Films can regain compliance if, at any time before the grace period ends, the bid price of its ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive business days. If Fuwei Films cannot demonstrate compliance by the end of the grace period, the Nasdaq's staff will notify the Company that its ordinary shares is subject to delisting. Fuwei Films may then be eligible for an additional 180 day grace period if it meets the Nasdaq Capital Market's initial listing standards with the exception of the minimum bid price requirement.

During the grace period (as may be extended) Fuwei Films’ ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol "FFHL".

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com